DEALMAKER PLAYBOOK, INC
(A California Corporation)

Financial Statements
and Supplementary Information

Year Ended December 31, 2024

(With Independent Auditor's Report)

Bill R. Walker
Certified Public Accountant

DEALMAKER PLAYBOOK, INC.
INDEX

Year Ended December 31, 2024

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
DealMaker Playbook, Inc.

Opinion

I have audited the accompanying financial statements of DealMaker Playbook, Inc. (a California corporation), which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in retained (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DealMaker Playbook, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of my report. I am required to be independent of DealMaker Playbook, Inc. and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements relating to my audit. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Auditor's Responsibilities for the Audit of the Financial Statements

My objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore it is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, I

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining on a test basis, evidence regarding the amounts and disclosures in the financial statements.

1805 Spring Grove Lane, Bakersfield, California 93311
Tel. 661-428-2919, Fax 661-369-7618, Email billwalkercpa@gmail.com

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DealMaker Playbook, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in my judgment, there are conditions or events considered in the aggregate that raise substantial doubt about DealMaker Playbook, Inc.'s ability to continue as a going concern for a reasonable period of time.

Report on Supplementary Information

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The schedule of operating expenses is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant findings, and certain internal control-related matters that I identified during the audit.

Bill R. Walker

Certified Public Accountant
Bakersfield, California

March 10, 2025

FINANCIAL STATEMENTS

DEALMAKER PLAYBOOK, INC.
BALANCE SHEET
December 31, 2024

ASSETS	
CURRENT ASSETS	
Cash	$ 100,657
Total Current Assets	100,657
SOFTWARE DEVELOPMENT COSTS AND SOFTWARE PATENTS	
Software development costs	3,217,512
Sotware patents	42,242
Accumulated amortization	3,259,754
	(2,768,971)
Net Software Development Costs and Software Patents	490,783
TOTAL ASSETS	591,440
LIABILITIES	
LONG-TERM LIABILITIES	
Accrued wages payable	769,692
State tax payable	800
Notes payable	1,249,082
Total Long-term Liabilities	2,019,574
TOTAL LIABILITIES	2,019,574
STOCKHOLDERS' EQUITY	
Capital stock	2,113,682
Additional paid-in capital	1,124,550
Retained (deficit)	(4,666,366)
TOTAL STOCKHOLDERS' EQUITY	(1,428,134)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 591,440

The accompanying notes are integral parts of these financial statements

DEALMAKER PLAYBOOK, INC.
STATEMENT OF INCOME
For the Year Ending December 31, 2024

REVENUES		
Sales of software	$	132
TOTAL REVENUES		132
COST OF GOODS SOLD		9,855
GROSS PROFIT		(9,723)
OPERATING EXPENSES - SCHEDULE I		723,220
TOTAL OPERATING EXPENSES		723,220
(LOSS) FROM OPERATIONS AND LOSS BEFORE TAXES		(732,943)
PROVISION FORINCOME TAXES		800
NET (LOSS)	$	(733,743)

The accompanying notes are integral parts of these financial statements

DEALMAKER PLAY BOOK, INC.
STATEMENT OF RETAINED EARNINGS
For the Year Ending December 31, 2024

Retained (Deficit), Beginning of Year - Restated	$	(3,932,623)
Net (loss) for the year		(733,743)
Shareholder distributions		-
Retained (Deficit), End of Year	$	(4,666,366)

The accompanying notes are integral parts of these financial statements

DEALMAKER PLAYBOOK, INC.
STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) from operations	$	(732,943)
Non cash items included in net income:		
Amortization		229,641
Increase in accrued wages payable		180,000
Increase in state income tax payable		800
Net cash (used) by operating activities		(322,502)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal reductions in long-term debt		700,000
Net cash provided by financing activities		700,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Software development costs and software patents		(362,011)
Net cash (used) by financing activities		(362,011)
Net increase in cash		15,487
Cash at Beginning of Year		85,170
CASH AT END OF YEAR	$	100,657

The accompanying notes are integral parts of these financial statements

NOTE 1 – GENERAL INFORMATION AND NATURE OF OPERATIONS

DealMaker Playbook, Inc. (the "Corporation") is a company dedicated to developing software platforms that provide SME's (Small Business Enterprises) and their advisors with a digitalized process to sell or buy a small business. DealMaker Playbook's platform streamlines and simplifies the complex process of selling or buying a business. DealMaker Playbook's mission is to empower business owners and their advisors by offering innovative tools and resources that facilitate successful business transactions. Formed in 2016, DealMaker Playbook is committed to leveraging technology to create a seamless and transparent business sale or purchase process for the SBE owner. DealMaker Playbook obtains support from a diverse range of stockholders, including business advisors, technology partners, and investors who are interested in advancing the small business economy. Through its cutting-edge platform, www.mavrek.com, DealMaker Playbook seeks to transform the way small businesses are bought and sold, increasing the odds of a successful close and fostering growth and development in the SME sector.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of DealMaker Playbook Inc.'s significant accounting policies is presented to assist in understanding the Corporation's financial statements. These policies conform to generally accepted accounting principles and have been consistently applied in preparing financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Income is recognized as earned, and expenses are recognized as incurred.

Income and Receivables

Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method. Management has determined that all receivables are collectible. No allowance for doubtful accounts is necessary.

DealMaker Playbook recorded no receivables for the year ending December 31, 2024.

Income Taxes

DealMaker Playbook, Inc. is a California C corporation.

On the income statement, there is no provision for federal income tax expenses. In addition, the balance sheet does not present liability for federal income taxes incurred but not yet paid as of the balance sheet date.

Accounting principles generally accepted in the United States of America require Corporation management to evaluate tax positions taken by the Corporation and recognize a tax liability (or asset) if the Corporation has taken an uncertain position that more than likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Corporation and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition as a liability (or asset) or disclosures in the financial statements. The Corporation is subject to routine examinations by tax authorities; however, there are currently no examinations for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2022.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Current Vulnerability Due to Certain Concentrations

The Corporation operates in the Western United States and, as such, is not affected by changes in economic or other conditions in such a wide geographical area.

Concentration of Credit Risk

The Corporation maintains cash balances with various financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. On December 31, 2024, the Corporation has no uninsured cash balances.

Capitalization and Depreciation

The Corporation has no fixed assets on December 31, 2024. Capitalization and depreciation policies are as follows:

Fixed assets are recorded at cost. Certain improvements are depreciated over their estimated useful lives of 20 years under the straight-line method. Personal property is capitalized and depreciated over 5 to 10 years under the straight-line and declining balance methods. Improvements are capitalized, while expenditure for maintenance and repairs are charged to expenses as incurred. Upon disposal of depreciable property, the appropriate property accounts are reduced by the related costs and accumulated depreciation. Any resulting gains and losses are reflected in the statement of income.

Amortization

The Corporation capitalizes Software Development Costs and Software Patents under the Tax Cuts and Jobs Act (TCJA) as per IRC 174 (b) and Reg.1.174-1 and amortizes the Software Development Costs over a 36-month period and Software Patents over a 180-month period under IRC 59 (e). The Corporation expensed $229,641of amortization in the year ending December 31, 2024.

Leases

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic842)". The new guidance was adopted by DealMaker Playbook, Inc. in the year ending December 31, 2017. ASC Topic 842 includes various other practical expedients that can be elected for new leases that are executed after the adoption of the new requirements. The Corporation elected the practical expedient to not separate lease and non-lease components. DealMaker Playbook, Inc. also elected to apply the short-term lease recognition which eliminates the requirement to present on the balance sheet leases with a term of twelve months or less. These two practical expedients were elected for all leases of underlying assets.

DealMaker Playbook, Inc. had no leases on December 31, 2024.

Subsequent Events

Subsequent events were evaluated through March 10, 2025, which is the date the financial statements were available to be issued.

NOTE 2 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The Corporation considers all short-term investments with an original maturity of three months or less to be cash equivalents. On December 31, 2024, the Corporation had no cash equivalents.

Cash paid for interest and income taxes for the year ended December 31, 2024, was:

Interest	$ 30,000
Income taxes	$ 800

NOTE 3 – ADVERTISING COSTS

The Corporation expenses advertising costs as incurred. Advertising expenses for the year ending December 31, 2024, were $ 6,380.

NOTE 4 – LONG-TERM DEBT

On December 31, 2024, the Corporation's long-term debt consisted of the following amounts:

All of the following notes are 10% with a three-year term The notes are interest only, paid on the 1st, 2nd, and 3rd anniversary of the execution of the note. The note is then converted into common shares of stock at the listed price (in each note). The common stock of the Corporation secures the notes,

Note Payable – 99 Auctions, Inc.	$ 200,000
Note Payable – James H. Bock	130,454
Note Payable – Martin J. Hansen	288,614
Note Payable – Michael Hay	25,000
Note Payable – Todd A. Wilson	105,014
Note Payable - Wes Furrh	500,000
	1,249,082
Less current maturities	(-)
	$ 1,249,082

Maturities (and conversion of) notes are as follows:

December 31,	
2025	$ -
2026	524,082
2027	725,000
2028	-
2029	-
	$ 1,249,082

NOTE 5 – REVENUE

Revenue is measured based on considerations specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. Language Network, Inc. recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Disaggregation of Revenue – In the following table, revenue is disaggregated by the timing of satisfaction of performance obligations for the year ending December 31, 2024:

Performance obligations satisfied at a point in time	$ 132
Performance obligations satisfied over time	-
Total	$ 132

Revenue from performance obligations satisfied at a point in time consists of sales of software

.

NOTE 6 – PRIOR PERIOD ADJUSTMENT

Examination of the Carta files for convertible debt revealed Notes Payable converted to Capital Stock without the conversion being recorded in the books and records. The examination of the Carta files also revealed accrued interest in the Notes Payable not recorded in the books and records.

Retained (Deficit), December 31, 2023, as originally reported	($ 3,366,555)
Prior period adjustment	(566,068)
Retained (Deficit), December 31, 2023, restated	($ 3,932,623)

NOTE 7 – CASH IN BANK

Cash in Braintree Checking	$ 889
Cash in Operations Checking	99,768
Total Cash in Bank	$ 100,657

SUPPLEMENTARY INFORMATION

DEALMAKER PLAYBOOK, INC.
OPERATING EXPENSES - SCHEDULE I
For the Year Ending December 31, 2024

OPERATING EXPENSES

Advertising and marketing	$	6,380
Amortization expense		229,641
Bank charges		350
Contractors		250,294
Fuel and gas		233
Insuarnce		290
Interest expense		30,000
Legal and professional services		4,583
Office supplies and software		13,307
Other business expenses		1,662
Payroll expenses and wages		180,000
Travel		6,480
Total Operating Expenses	$	723,220